Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SmileDirectClub, Inc. for the registration of unsecured senior and subordinated debt securities, preferred stock, Class A common stock, warrants to purchase debt securities, preferred stock and Class A common stock, and subscription rights to purchase debt securities, preferred stock and Class A common stock and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of SmileDirectClub, Inc., and the effectiveness of internal control over financial reporting of SmileDirectClub, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee
September 9, 2022